UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 333-211719

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND GLOBAL HOLDINGS INC.

8145 Blazer Drive

Wilmington, Delaware 19808

Telephone Number (302) 995-3000

International Specialty Products Inc. 401(k) Plan

Financial Statements and Schedules

December 31, 2020 and 2019 and for the year ended

December 31, 2020, with Report of Independent Registered Public Accounting Firm

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee

and Participants of the International Specialty Products Inc. 401(k) Plan

Wilmington, Delaware

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the International Specialty Products Inc. 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H: Line 4i, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ Blue and Co

We have served as the Plan’s auditor since 2012.

Lexington, Kentucky

May 24, 2021

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2020	2019
Assets
Interest in the Ashland LLC Savings Plan Master Trust:
Investments at fair value	$106,601	$97,307
Investment contracts at contract value	16,936	14,253
Receivables:
Participant contributions	95	110
Employer contributions	37	41
Notes receivable from participants	2,609	2,669
Total assets	126,278	114,380

Liabilities
Accrued expenses	22	8
Total liabilities	22	8

Net assets available for benefits	$126,256	$114,372

See accompanying notes to financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2020

(in thousands)
Additions to net assets attributed to:
Contributions:
Participants	$4,592
Employers	2,146
Rollover	176
Loan interest	126
Plan interest in Ashland LLC Savings Plan Master Trust investment income	16,082
Total additions	23,122

Deductions from net assets attributed to:
Benefits paid to participants	(11,150)
Administrative expenses	(91)
Total deductions	(11,241)

Transfers	3

Net change in plan assets	11,884
Net assets available for benefits, beginning of year	114,372

Net assets available for benefits, end of year	$126,256

See accompanying notes to financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(In thousands, except participant and per share data)

NOTE A – DESCRIPTION OF THE PLAN

The following description of the International Specialty Products Inc. 401(k) Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  The Ashland Global Holdings Inc. Investment and Administrative Oversight Committee (the IAOC), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

The Plan, which was established on January 1, 2004, is a participant-directed defined contribution plan covering eligible employees of International Specialty Products Inc. and its subsidiaries (ISP).  On August 23, 2011, Ashland completed its acquisition of ISP.  As a result of this transaction, ISP became a wholly owned subsidiary of Ashland Inc.  Effective July 1, 2012, the Plan was amended to change the Plan Administrator to the Ashland Inc. Investment and Administrative Oversight Committee (now the Ashland Global Holdings Inc. Investment and Administrative Oversight Committee).  On July 2, 2012, the Plan transferred all participant accounts from Vanguard Fiduciary Trust Company to Fidelity Management Trust Company, which became the new Trustee of the Plan.

Effective October 1, 2012, the Plan was amended to allow for an Employee Stock Ownership Plan account for participants.  The amendment permits participating employees to invest contributions in shares of Ashland Common Stock (Common Stock), par value $0.01 per share, as one of the investment options available under the Plan.  Employer matching contributions may also be made in the form of shares of Common Stock.

Effective December 31, 2012, a majority of the participants were transferred to the Ashland Inc. Employee Savings Plan, with the exception of a select group of union-affiliated employees.  The union affiliated employees remained in the Plan and will continue to do so indefinitely.  The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Eligibility

All full-time employees in designated eligible groups are able to participate in the Plan on the first day of the calendar month immediately following their date of hire.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Contributions

Participants are required to determine into which investment funds their contributions are to be invested.  Contributions may be allocated to any combination of funds in multiples of 1%.  Participants are also permitted to change the allocation among investment funds of future and previous contributions.  Such changes are subject to certain plan limitations.

Under the terms of the Plan, allowable contributions are outlined as follows:

Elective Contributions

Participants may elect to defer up to 30% of their annual compensation, as defined, and have this amount contributed to the Plan.

In order to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code of 1986 (IRC), contributions are limited to the extent necessary so that the actual deferral percentage for the highly compensated group is in compliance with the limitations, as defined by the IRC.  In addition, total individual pre-tax contributions and Roth 401(k) contributions were limited to a maximum of $19,500 plus a “catch-up” contribution up to a maximum of $6,500 for participants who have attained the age of 50 for 2020.  Furthermore, in order to satisfy the rules of Section 415 of the IRC, in no event shall the annual additions, as defined, exceed the lesser of $57,000 for 2020 and $56,000 for 2019, or 100% of a participant’s compensation, as defined.

Participants can direct their accounts into any one or combination of Plan investment options, including the Vanguard Target Retirement Trust Funds.  The Target Funds most closely match the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  These investments gradually become more conservative over time and are Common/Collective Trusts.

Voluntary Contributions

Participants may elect to make voluntary after-tax contributions to the Plan which shall not exceed 10% of their compensation, as defined, for the Plan year.

Employer Contributions

ISP makes matching contributions for each participant equal to 66 2/3% of the sum of each participant’s voluntary contribution but not in excess of 4% of the participant’s compensation for the Plan year, as defined.  Additionally, for each Plan year, the employer shall contribute a non-matching contribution equal to 3-5% of each participant’s compensation, as defined, plus an additional annual contribution ranging from $50 to $2,000, based on the participant’s age, to each participant’s account.

Effective June 15, 2016, the employer matching contribution and annual contribution changed for certain participants at a specific plant location in connection with a Collective Bargaining Agreement (CBA).  For full-time employees under the CBA, Ashland shall make matching contributions equal to 66 2/3% of the first 6.9% to a maximum of 4.6% of the participant’s compensation for the Plan Year, as defined.  For hourly employees under the CBA, Ashland shall contribute a non-matching annual contribution ranging from $300 to $2,200, based on the participant’s age, to each participant’s account.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

ISP has the right under the Plan to discontinue its contributions at any time.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  All participants are vested in the employer’s contribution at the earlier of completing six consecutive months of service or participant reaching age 65. For 2020, there were no forfeitures reducing employer contributions.  Unallocated forfeiture balances as of December 31, 2020 and 2019 were each $3.

Voting Rights

Participants may instruct the trustee on how to vote shares of Ashland Global Holdings Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised.  The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants.  Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Global Holdings Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Rollovers

Participants may elect to rollover amounts from other qualified plans into this Plan upon filing a written request with the Plan Administrator, which shall determine if the rollover contribution meets the requirements for a tax-free rollover, as defined in the IRC.

Notes Receivable from Participants

The Plan allows participants to borrow against their aggregate balance outstanding in the Plan. Total loans to a participant cannot exceed the lesser of 50% of the participant’s account balance based upon the most recent valuation or $50,000 (reduced by the highest outstanding loan balance in the previous 12 months). The minimum amount of any loan granted to a participant shall be at least $1,000. Each loan bears interest at rates ranging from 3.25% to 8.25% as determined by the Trustee. Loans are required to mature within five years, unless used to purchase or acquire a qualified dwelling.

Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. The entire unpaid principal amount of the loan will become immediately due either upon the participant’s termination of employment or a default in payment of either principal or interest. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Payments of Benefits

Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  The withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.

Master Trust

The investments of the Plan are pooled with the investments of the Ashland Employee Savings Plan, the Ashland Union Employee Savings Plan and the Pharmachem Profit Sharing Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the Trustee, and Ashland - Ashland LLC Savings Plan Master Trust (the Master Trust), effective October 1, 2012.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust.  These investments are determined primarily by quoted market prices (see Note E).

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts.  Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Income and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.  This activity is presented as “Plan interest in Ashland LLC Savings Plan Master Trust investment income (expense)” on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.

Recent Accounting Pronouncements

In August 2018, the FASB issued Accounting Standards Update 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurements which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This guidance was adopted beginning January 1, 2020.

NOTE C – MASTER TRUST INVESTMENTS

The Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans.  The Master Trust allocates certain individual assets to each plan participating in the Master Trust arrangement.  Therefore, the investment results from certain individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

	2020		2019
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$753	$14	$495	$9
Ashland Global Holdings Inc. Common Stock	60,815	1,156	66,884	1,305
Shares of Registered Investment Companies	205,502	23,190	749,704	59,484
Common/Collective Trusts	1,132,627	82,064	513,558	36,035
Stable Value Fund Money Market Fund	2,528	177	7,299	474
Total investments at fair value	1,402,225	106,601	1,337,940	97,307
Investments, at contract value:
Stable Value Fund Investment Contracts	239,520	16,936	220,350	14,253
Total investments at contract value	239,520	16,936	220,350	14,253
Net assets available for benefits	$1,641,745	$123,537	$1,558,290	$111,560

The following table presents the net appreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income (expense) in the Master Trust for the year ended December 31:

2020
Net realized and unrealized appreciation in fair value of investments	$183,693
Investment income:
Dividends	19,910
Interest	6,031
25,941
Total	$209,634

NOTE D – INVESTMENT CONTRACTS

The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic account guaranteed investment contracts (GICs).

In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The contract values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2020 and 2019 were $239,520 and $220,350, respectively.

The synthetic account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The contract value assigned to the wrapper contracts at December 31, 2020 and 2019 was zero.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

NOTE E – FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement.  The three levels within the fair value hierarchy are described as follows:

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.

As of December 31, 2020 and 2019, the Plan held no investments outside of its interest held in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$753	$—	$—	$753
Ashland Global Holdings Inc. Common Stock	60,815	—	—	60,815
Shares of Registered Investment Companies	205,502	—	—	205,502
Stable Value Fund Money Market Fund	2,528			2,528
Total assets in the fair value hierarchy	269,598	—	—	269,598
Common/Collective Trusts (a)	—	—	—	1,132,627
Investments at fair value	$269,598	$—	$—	$1,402,225

(a)

Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$495	$—	$—	$495
Ashland Global Holdings Inc. Common Stock	66,884	—	—	66,884
Shares of Registered Investment Companies	749,704	—	—	749,704
Stable Value Fund Money Market Fund	7,299	—	—	7,299
Total assets in the fair value hierarchy	824,382	—	—	824,382
Common/Collective Trusts (a)	—	—	—	513,558
Investments at fair value	$824,382	$—	$—	$1,337,940

(a)

Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2020 and 2019.

Money Market Funds, Shares of Registered Investment Companies, Ashland Global Holdings Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV).  The NAV of a CCT is based on the market values of the underlying securities.  The beneficial interest of each investor is represented in units.  Units are issued and redeemed daily at the fund's closing NAV.

Investments Measured Using Net Asset Value per Share Practical Expedient – The following table sets forth the investments valued at NAV as of December 31, 2020:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/Collective trusts	$1,132,627	None	Daily	None	None

The following table sets forth the investments valued at NAV as of December 31, 2019:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/Collective trusts	$513,558	None	Daily	None	None

NOTE F – TRANSACTIONS WITH RELATED PARTIES

The Plan’s portion of the Master Trust held 14,627 shares and 16,515 shares of Ashland Global Holdings Inc. Common Stock as of December 31, 2020 and 2019, respectively, with a fair value of $1,156 and $1,305, respectively.  The Plan’s interest in the Master Trust received dividends on Ashland Global Holdings Inc. Common Stock of $61 in 2020.  The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies.  Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan. PIMCO, an Allianz Global Investors company, Newport Trust Company and Dimeo, Schneider & Associates, LLC were also providers of fiduciary services to the Master Trust during the year.

Fees of $68 were paid by the Plan for investment management services.  Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.

NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2020	2019
Net assets available for benefits per financial statements	$126,256	$114,372
Benefit claims payable	(10)	(5)
Receivable on deemed distributions of participant loans	(38)	(58)
Net assets available for benefits per Form 5500	$126,208	$114,309

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2020
Plan interest in Ashland LLC Savings Plan Master Trust investment income (expense)	$16,082
Loan interest	126
Total appreciation of investments per Form 5500	$16,208

NOTE H – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 24, 2017, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  The Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2017.

NOTE I – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE H

International Specialty Products Inc. 401(k) Plan

Employer Identification Number 20-0865835

Plan Number 013

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

($ in thousands)

(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost^	Current Value
*	Participant Loans	1-30 Years, interest 3.25% - 8.25%	—	$2,609

*	Indicates parties-in-interest to the Plan
^	Required for nonparticipant-directed investments only

See accompanying report of independent registered public accounting firm.

SIGNATURE

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

/S/ J. Kevin Willis
Date: May 24, 2021	J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Global Holdings Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1	Consent of Blue & Co., LLC